Filed by SunTrust Banks, Inc.
pursuant to Rule 425
under the Securities Act of
1933, as amended and deemed
filed under Rule 14a-12
under the Securities Exchange Act
of 1934, as amended

Subject Company: National
Commerce Financial Corporation
Commission File No.: 333-116112

On August 4, 2004, SunTrust Banks, Inc. and National Commerce Financial
Corporation issued the following press release:

SunTrust Banks, Inc. and National Commerce Financial Corporation Announce
Date of Shareholders' Meetings to Vote on Merger

ATLANTA and MEMPHIS, Tenn., Aug. 4 — SunTrust Banks, Inc. (NYSE: STI - News) and National Commerce Financial Corporation (NYSE: NCF - News) announced today that each company will hold separate meetings of its shareholders on September 15, 2004, at which time NCF's shareholders will vote to approve the merger between SunTrust and NCF, and SunTrust's shareholders will vote to approve the issuance of shares of SunTrust common stock to NCF shareholders in the merger. Assuming shareholder approvals, regulatory approvals and the satisfaction of other customary closing conditions, the proposed merger is anticipated to close in the fourth quarter.

On August 4, 2004, the registration statement relating to the issuance of SunTrust common stock in the merger was declared effective by the Securities and Exchange Commission. Proxy statements for the respective shareholders' meetings are expected to be mailed on or about August 6, 2004 to all shareholders of SunTrust Banks, Inc. and National Commerce Financial Corporation as of July 30, 2004, the record date for each company.

As previously announced, on May 7, 2004, SunTrust and NCF executed a definitive merger agreement. Under the terms of the definitive agreement, NCF shareholders will have the right, subject to a proration adjustment, to elect to receive their merger consideration in the form of SunTrust common stock or cash. Subject to this proration adjustment, NCF shareholders will receive, in exchange for each share of NCF common stock they hold, consideration equal to the sum of: (i) 0.3713 multiplied by the average of the closing prices on the NYSE for SunTrust common stock during the five trading days ending the day before completion of the merger plus (ii) $8.625. The number of shares of SunTrust common stock that will be issued in the merger is expected to be approximately 75.4 million and the aggregate cash to be paid is fixed at $1.8 billion.

About SunTrust Banks, Inc.

SunTrust Banks, Inc., headquartered in Atlanta, Georgia, is one of the nation's largest commercial banking organizations. As of June 30, 2004 SunTrust had total assets of $128.1 billion and total deposits of $85.5 billion. The company operates through an extensive distribution network primarily in Florida, Georgia, Maryland, Tennessee, Virginia and the District of Columbia and also serves customers in selected markets nationally. Its primary businesses include deposit, credit, trust and investment services. Through various subsidiaries the company provides credit cards, mortgage banking, insurance, brokerage and capital markets services. SunTrust's Internet address is http://www.suntrust.com.

About National Commerce Financial Corporation

National Commerce Financial Corporation, headquartered in Memphis, Tennessee, is a sales and marketing organization that delivers select financial and consulting services through a national network of banking and non-banking affiliates. With $23 billion in assets, NCF operates almost 500 branches in 14 of the nation's fastest growing metropolitan areas throughout the southeast.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, SunTrust's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of SunTrust's and NCF's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the closing stock prices of SunTrust common stock proximate to the completion of the merger; and the failure of SunTrust and NCF shareholders to approve the merger. Additional factors that could cause SunTrust's and NCF's results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Reports on Form 10-K of SunTrust and NCF, and in the Quarterly Reports on Form 10-Q of SunTrust and NCF filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site ( http://www.sec.gov ). The forward- looking statements in this press release speak only as of the date of the filing, and neither SunTrust nor NCF assumes any obligation to update the forward-looking statements or to update the reasons why actual results could differ from those contained in the forward-looking statements.

Additional Information and Where to Find It:

Shareholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about SunTrust and NCF, without charge, at the Securities and Exchange Commission's internet site ( http://www.sec.gov ). Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to SunTrust Banks, Inc., 303 Peachtree St., N.E., Atlanta, Georgia 30308; Attention: Investor Relations; or National Commerce Financial Corporation, One Commerce Square, Memphis, Tennessee, 38159; Attention: Investor Relations.

The respective directors and executive officers of SunTrust and NCF and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding SunTrust's directors and executive officers is available in the proxy statement filed with the Securities and Exchange Commission by SunTrust on March 2, 2004, and information regarding NCF's directors and executive officers is available in the proxy statement filed with the Securities and Exchange Commission by NCF on March 17, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.